U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                               FORM 12B-25

                       NOTIFICATION OF  LATE FILING

                        SEC FILE NUMBER  333-38567

                        CUSIP NUMBER   981558102

                             (Check One):

       [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11K
              [X] Form 10-Q and Form  10-QSB [ ] Form N-SAR

                For Period Ended:  September 30, 1999

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR

                For the Transition Period Ended:



     Read Attached Instruction Sheet Before Preparing Form.
                    Please Print or Type

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


   PART 1 -- REGISTRANT INFORMATION


   Full Name of Registrant     WORLD WIRELESS COMMUNICATIONS, INC.
   Former Name if Applicable    N/A


                          2441 South 3850 West
       ---------------------------------------------------------
      Address of Principal Executive Office  (Street and Number)

               WEST VALLEY CITY,    UTAH      84120
      ------------------------------------------------------
                     City,          State    Zip Code


   PART II -- RULES 12B-25(B) AND (C)


   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
   12b-25(b), the following should be completed. (Check box if appropriate)
                       [X] Yes  [ ] No

   (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

                            SEE PART III BELOW.

    (b) The subject matter report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
                                 N/A

  PART III -- NARRATIVE


  State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

        WORLD WIRELESS COMMUNICATIONS, INC. (THE "COMPANY") IS WAITING FOR THE COMPLETION OF ITS UNAUDITED FINANCIAL STATEMENT TO BE INCLUDED IN ITS REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 1999. THE COMPLETION OF SUCH REPORT HAS BEEN DELAYED DUE TO MANAGEMENT'S REVIEW OF CERTAIN ITEMS IN CONNECTION WITH THE COMPANY'S OPERATIONS. THE COMPANY INTENDS TO FILE ITS REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 1999 PROMPTLY AFTER THE CONCLUSION OF THE REVIEW.


  PART IV -- OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

          STEPHEN R. FIELD, ESQ.         (212)           332-6050
    ----------------------------------------------------------------
                 (Name)             (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes  [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        WORLD WIRELESS COMMUNICATIONS, INC.
                       ------------------------------------
                  (Name of Registrant as specified in charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


   Date: NOVEMBER 16, 1999          By:  /s/ David D. Singer
                                    ------------------------
                                       David D. Singer
                                       President and
                                       Chief Executive Officer



                   ATTACHMENT OF FORM 12B-25 FOR

                 WORLD WIRELESS COMMUNICATIONS, INC.

                PART IV (3) - EXPLANATION OF SIGNIFICANT
                  CHANGE IN RESULTS OF OPERATIONS


      The Registrant's estimated sales for the nine-month period is approximately $2,718,000 which is approximately $834,000 lower than the sales for the nine-month period ended September 30, 1998. The Registrant's estimated loss for the quarter ended September 30, 1999 is approximately $2,110,000, which is approximately $5,201,000 lower than the loss for the quarter ended September 30, 1998. Such reduced loss was attributable to the impairment of goodwill recognized in the third quarter of 1998.